The Board of Directors of Allied Gold Mining PLC (**Company**) is responsible for establishing the corporate governance framework of the Group having regard to the ASX Corporate Governance Council (**CGC**) published guidelines as well as its corporate governance principles and recommendations. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. The table below summarises the Company's compliance with the CGC's recommendations .

	Recommendation	Comply Yes/No
Principle 1 - Lay solid foundations for management and oversight		
1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Yes
1.2	Companies should disclose the process for evaluating the performance of senior executives.	Yes
1.3	Companies should provide the information indicated in the Guide to reporting on Principle 1.	The Company will comply
Principle 2 - Structure the Board to add value		
2.1	A majority of the board should be independent directors.	Yes
2.2	The chair should be an independent director. *The Company is of the opinion that its current structure is typical of that of an emerging resource producing entity and will seek to enhance its structure moving forward. Mark Caruso remains an integral part of the business and has a longstanding involvement with the Company and its operations.* *Each individual member of the Board is satisfied that whilst the Company may not comply with a strict interpretation of this particular best practice recommendation, the Board always acts with independence and in accordance with the Statement of Corporate Governance.*	No
2.3	The roles of chair and chief executive officer should not be exercised by the same individual. *The Company maintains that it is best practice for there to be a separation between the roles of Chairman and the Managing Director. A Managing Director was appointed on 7 January 2008. On 3 October 2008, the Managing Director resigned, with Mr Mark Caruso resuming the Chief Executive Officer function of the Company. The Chairman, Mr Caruso, will fill the position of Executive Chairman until such time as a new Chief Executive Officer is appointed. Until 1 July 2011, when that new Chief Executive Officer appointment becomes effective, Mark Caruso will continue to hold both positions.*	No (Yes, as of 1 July 2011)
2.4	The board should establish a nomination committee.	Yes

	Recommendation	Comply Yes/No
2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Yes
2.6	Companies should provide the information indicated in the Guide to reporting on Principle 2.	The Company will comply

Principle 3 - Promote ethical and responsible decision-making

3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to: • the practices necessary to maintain confidence in the Company's integrity; • the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; • the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	Yes
3.2	Companies should establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them. *The Company is newly incorporated and is currently developing its policy. The Company intends to report on the policy in its first annual report for the financial year ending 31 December 2011 (in accordance with the CGC published guidelines as well as its corporate governance principles and recommendations).*	No
3.3	Companies should disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them. *This disclosure will be made in the Company's first annual report for the financial year ending 31 December 2011 (in accordance with the CGC published guidelines as well as its corporate governance principles and recommendations).*	No
3.4	Companies should disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board. *This disclosure will be made in the Company's first annual report for the financial year ending 31 December 2011 (in accordance with the CGC published guidelines as well as its corporate governance principles and recommendations).*	No
3.5	Companies should provide the information indicated in the Guide to reporting on Principle 3.	The Company will comply in its

Principle 4 - Safeguard integrity in financial reporting

4.1	The board should establish an audit committee.	Yes
4.2	The audit committee should be structured so that it: • consists only of non-executive directors; • consists of a majority of independent directors; • is chaired by an independent chair, who is not chair of the board; • has at least three members.	Yes
4.3	The audit committee should have a formal charter.	Yes
4.4	Companies should provide the information indicated in the Guide to reporting on Principle 4.	The Company will comply

Principle 5 - Make timely and balanced disclosure

5.1	Companies should establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Yes
5.2	Companies should provide the information indicated in the Guide to reporting on Principle 5.	Yes

Principle 6 - Respect the rights of shareholders

6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Yes
6.2	Companies should provide the information indicated in the Guide to reporting on Principle 6.	Yes

Principle 7 - Recognise and manage risk

7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes
7.2	The board should require management to design and implement the risk management and internal control system to manage the Company's material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the Company's management of its material business risks.	Yes

7.3	The board should disclose whether it has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Yes
7.4	Companies should provide the information indicated in the Guide to reporting on Principle 7.	The Company will comply
Principle 8 – Remunerate fairly and responsibly		
8.1	The board should establish a remuneration committee.	Yes
8.2	The remuneration committee should be structured so that it: • consists of a majority of independent directors; • is chaired by an independent chair; • has at least three members.	Yes
8.3	Companies should clearly distinguish the structure of non-executive directors' remuneration from that of executive directors and senior executives.	Yes
8.4	Companies should provide the information indicated in the Guide to reporting on Principle 8.	The Company will comply